UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2017 First Half Preliminary Operating Results

On July 20, 2017, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2017. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(~~W~~ in millions, %)		2Q 2017	1Q 2017	% Change Increase (Decrease) (Q to Q)	2Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	8,031,623	9,634,858	(16.64)	5,390,209	49.00
	Cumulative	17,666,481	9,634,858	—	12,397,699	42.50
Net operating profit	Specified Quarter	1,116,147	886,840	25.86	625,038	78.57
	Cumulative	2,002,987	886,840	—	1,292,945	54.92
Profit before income tax	Specified Quarter	1,247,011	965,258	29.19	750,353	66.19
	Cumulative	2,212,269	965,258	—	1,470,160	50.48
Profit for the period	Specified Quarter	1,004,749	887,589	13.20	595,383	68.76
	Cumulative	1,892,338	887,589	—	1,149,617	64.61
Profit attributable to shareholders of the parent company	Specified Quarter	990,081	870,101	13.79	580,363	70.60
	Cumulative	1,860,182	870,101	—	1,125,367	65.30

*	Represents the sum of interest income, fee and commission income, insurance revenue, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(~~W~~ in millions, %)		2Q 2017	1Q 2017	% Change Increase (Decrease) (Q to Q)	2Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	2,753,342	6,467,093	(57.43)	3,921,653	(29.79)
	Cumulative	9,220,435	6,467,093	—	9,325,665	(1.13)
Net operating profit	Specified Quarter	686,847	634,665	8.22	456,123	50.58
	Cumulative	1,321,512	634,665	—	931,715	41.84
Profit before income tax	Specified Quarter	698,914	672,153	3.98	458,993	52.27
	Cumulative	1,371,067	672,153	—	960,458	42.75
Profit for the period	Specified Quarter	545,768	663,461	(17.74)	355,937	53.33
	Cumulative	1,209,229	663,461	—	743,186	62.71
Profit attributable to shareholders of the parent company	Specified Quarter	545,768	663,461	(17.74)	355,937	53.33
	Cumulative	1,209,229	663,461	—	743,186	62.71

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)*

(~~W~~ in millions, %)		2Q 2017	1Q 2017	% Change Increase (Decrease) (Q to Q)	2Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,210,194	1,875,810	(35.48)	918,965	31.69
	Cumulative	3,086,004	1,875,810	—	2,245,587	37.43
Net operating profit (Loss)	Specified Quarter	89,371	128,446	(30.42)	(13,694)	N/A
	Cumulative	217,817	128,446	—	32,872	562.62
Profit (Loss) before income tax	Specified Quarter	92,062	133,610	(31.10)	(21,651)	N/A
	Cumulative	225,672	133,610	—	29,082	675.99
Profit (Loss) for the period	Specified Quarter	(17,731)	108,819	N/A	(13,453)	—
	Cumulative	91,088	108,819	—	35,891	153.79
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	(17,731)	108,819	N/A	(13,453)	—
	Cumulative	91,088	108,819	—	35,891	153.79

*	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings released at KB Financial Group’s 2017 first half earnings conference, which are based on the Group’s consolidated financial statements.
**	The above figures reflect income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary to be sold.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 20, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer